April 22, 2019

Steve Priest
Chief Financial Officer
JetBlue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

       Re: JetBlue Airways Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 000-49728

Dear Mr. Priest:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure